Exhibit 12.1
Home BancShares, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		Year Ended December 31,
Exhibit	2010	2009	2010	2009	2009	2008	2007	2006	2005
(In thousands, except ratio’s)
Fixed Charges and Preferred Dividends

Interest expense	8,310	8,996	23,948	29,233	37,391	56,552	70,776	57,949	33,985
Capital debt expense Trust Preferred	599	623	1,796	1,958	2,552	3,114	3,002	2,991	2,017
Estimated interest in rent	98	81	271	242	318	332	284	261	206
Preferred dividends (E)	625	625	1,875	1,770	2,395	—	—	359	574

Combined fixed charges and preferred dividends ( B )	9,632	10,325	27,890	33,203	42,656	59,998	74,062	61,560	36,782
Less: interest on deposits	6,319	6,489	17,486	21,738	27,442	45,593	56,232	46,213	26,883

Combined fixed charges and preferred dvidends excluding interest on deposits ( D )	3,313	3,836	10,404	11,465	15,214	14,405	17,830	15,347	9,899

Earnings

Pre-tax income from continuing operations	14,166	10,651	47,520	27,448	38,936	12,036	28,964	23,165	16,381
Fixed charges and preferred dividends	9,632	10,325	27,890	33,203	42,656	59,998	74,062	61,560	36,782

Total earnings ( A )	23,798	20,976	75,410	60,651	81,592	72,034	103,026	84,725	53,163
Less: interest on deposits	6,319	6,489	17,486	21,738	27,442	45,593	56,232	46,213	26,883

Total earnings excluding interest on deposits ( C )	17,479	14,487	57,924	38,913	54,150	26,441	46,794	38,512	26,280

Ratio of earnings to fixed charges

Ratio, including interest on deposits (A/(B-E))	2.64	2.16	2.90	1.93	2.03	1.20	1.39	1.38	1.47
Ratio, excluding interest on deposits (C/(D-E))	6.50	4.51	6.79	4.01	4.22	1.84	2.62	2.57	2.82

Ratio of earnings to fixed charges & preferred dividends

Ratio, including interest on deposits (A/B)	2.47	2.03	2.70	1.83	1.91	1.20	1.39	1.38	1.45
Ratio, excluding interest on deposits (C/D)	5.28	3.78	5.57	3.39	3.56	1.84	2.62	2.51	2.65